FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 18, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

          NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR CONNECTED PERSONS

Signet Group plc (the "Company")

In accordance with Disclosure Rule 3.1.4R(1), we hereby notify the following transactions in the ordinary shares in the capital of the Company by Simon Cashman, a person discharging managerial responsibilities, on 18 January 2007:

Nature of transaction          Percentage of    Selling Price (GBP)  Total holding      Total current
                               issued class                          following          percentage
                                                                     transaction        holding of
                                                                                        issued share
                                                                                        capital

Exercise of 9,123 LTIP share   0.0005             1.2000             23,648             0.0014
options granted in April
2003 and subsequent sale of
shares

Exercise of 26,578 Executive   0.0015             1.1975             23,648             0.0014
share options granted in May
2001 and subsequent sale of
shares

Marc Boston
Assistant Company Secretary
0870 90 90 301
18 January 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   January 18, 2007